Exhibit 99

BASF's Supervisory Board reconstituted

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--May 7, 2003--

The Supervisory Board of BASF Aktiengesellschaft was reconstituted in its meeting on May 6, 2003. Dr. Jurgen F. Strube was elected as the new chairman of the Supervisory Board after having been elected to the Board at the Annual Meeting on the same day. Robert Oswald, chairman of the works council of BASF Aktiengesellschaft, is the deputy chairman of the Supervisory Board. Prof. Berthold Leibinger, the former chairman of the Supervisory Board, who was no longer available for re-election, was appointed honorary chairman of the Supervisory Board.

In addition to Strube, the following new members were elected to the Supervisory Board at the Annual Meeting:

Dr. Renate Kocher, Allensbach am Bodensee, managing director of the Allensbach Institute of Opinion Research;

Michael Diekmann, Munich,
chairman of the board of Allianz Aktiengesellschaft, Munich; and

Max Dietrich Kley, Heidelberg, former Vice Chairman of the Board of Executive Directors of BASF Aktiengesellschaft.

They replace Etienne Graf Davignon, Dr. Wolfgang Jentzsch and Dr.
Henning Schulte-Noelle, who were no longer available for re-election.

The other members of the Supervisory Board elected at the Annual Meeting were prior Supervisory Board members.

The employee representatives on the Supervisory Board had already been elected in accordance with the German Codetermination Act:

Eva Kraut, Ludwigshafen,
chairwoman of the works council of BASF IT Services GmbH, Ludwigshafen site;

Robert Oswald, Altrip,
chairman of the works council of BASF Aktiengesellschaft and chairman of the joint works council of the BASF Group;

Wolfgang Daniel, Limburgerhof,
deputy chairman of the works council of BASF Aktiengesellschaft;

Ralf Bastian, Neuhofen,
member of the works council of BASF Aktiengesellschaft;

Rolf Kleffmann, Wehrbleck,
chairman of the works council of Wintershall AG's Barnstorf oil plant;

Ulrich Kuppers, Ludwigshafen,
manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union;

Konrad Manteuffel, Bensheim,
member of the works council of the Ludwigshafen site of BASF
Aktiengesellschaft;

Dr. Karlheinz Messmer, Weisenheim am Berg, plant manager at the Ludwigshafen site of BASF Aktiengesellschaft;

Jurgen Walter, Neustadt am Rubenberge,
member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union; and

Gerhard Zibell, Gau-Odernheim,
regional manager of the Mining, Chemical and Energy Industries Union.

BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about (euro)32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com

    CONTACT: BASF A.G
             Michael Grabicki, 49 621 60-99938
             Fax: 49 621 60-20129
             michael.grabicki@basf-ag.de